

Mailstop 3233

April 18, 2016

Via E-mail
Mr. Sean M. Mahoney
Chief Financial Officer
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD, 20814

>   Re: **DiamondRock Hospitality Company**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-32514**

Dear Mr. Mahoney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 47

1.   We note your disclosure of non-GAAP financial measures including the adjustments to EBITDA and FFO. We further note that certain adjustments are classified as "non-recurring items" or "unusual items". Given that certain charges have been incurred within the prior two years, please explain to us how you determined it would be appropriate to classify them as "non-recurring" or "unusual". Reference is made to Item 10(e)(1)(ii)(B) of Regulation S-K.

Form 8-K filed February 23, 2016

Exhibit 99.1

2. Please clarify how you determined it was appropriate to exclude the Hilton Garden Inn Times Square Central from your pro forma hotel operating results.

3. In future periodic filings, please revise your presentation of Pro Forma Hotel EBITDA and Pro Forma Hotel Adjusted EBITDA as follows:

    a. Reconcile to the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.
    b. Present Actual Hotel Adjusted EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Pro Forma Hotel Adjusted EBITDA.
    c. Describe the source of pre-acquisition results and any adjustments made to those results. In addition, please consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.
    d. To the extent that you continue to present Pro Forma Hotel EBITDA or other measures that include pre-acquisition results, please tell us how you considered providing the relevant non-GAAP disclosures.

    Please include a sample of management's proposed disclosure within your response.

4. Please tell us whether you have made any significant changes to your hotels after acquisition. To the extent that significant post-acquisition changes have been made, tell us how you concluded that combining pre-acquisition and post-acquisition was useful.

5. We note that you disclose key performance indicators (i.e. ADR, RevPAR, and Occupancy) on a pro forma basis. Please include balancing disclosure throughout future periodic filings of these indicators excluding pre-acquisition amounts. Please include a sample of management's proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities